SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549

                                  FORM 12B-25

                                              Commission File Number 1-9988


                          NOTIFICATION OF LATE FILING

 (Check One):  [  ] Form 10-K  [  ] Form 11-K  [  ] Form 20-F  [X] Form 10-Q
               [  ] Form N-SAR

 For Period Ended: June 30, 1998

   [  ] Transition Report on Form 10-K   [  ] Transition Report on Form 10-Q
   [  ] Transition Report on Form 20-F   [  ] Transition Report on Form N-SAR
   [  ] Transition Report on Form 11-K

      For the Transition Period Ended:________________________________

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:___________________

                                  PART I
                           REGISTRANT INFORMATION

 Full name of registrant  Huntsman Polymers Corporation

 Former name if applicable  Rexene Corporation

 Address of principal executive office (Street and number)  500 Huntsman Way

 City, state and zip code  Salt Lake City, Utah  84108


                                  PART II
                          RULE 12B-25 (B) AND (C)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [   ]     (c)  The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

                                 PART III
                                 NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

           In order to file by EDGAR, Huntsman Polymers Corporation (the "Company") had to transfer the Form 10-Q from its word processing system to the word processing system of its outside counsel, which system has EDGAR capabilities. During this transfer, an exhibit to the Form 10-Q was transmitted improperly and had to be corrected. As a result, the Company was not able to file the Form 10-K within the prescribed time period.

                                  PART IV
                             OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

         Martin F. Petersen            (801)             532-5200
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              (Name)                (Area code)      (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                      [X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      [X] Yes  [ ] No

             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

           On August 27, 1997, the Company was merged with and into a wholly-owned subsidiary of Huntsman Corporation. The transaction has been accounted for as a purchase and, accordingly, the assets and liabilities have been restated to their estimated fair value.

           The results of operations for the three months ended June 30, 1998 are significantly different than for the three months ended June 30, 1997 for the following reasons:

                Decreased sales volume of polyethylene, polypropylene and styrene during the 1998 period;

                Decrease in average selling prices of polypropylene and styrene during the 1998 period;

                Higher manufacturing costs due mainly to the carryover effects of the transformer outage which occurred during the first quarter of 1998;

                A weak export market; and

                Net decrease in operating expenses due to administrative restructuring as a result of the merger mentioned above.

           As a result of the above, net income for the three months ended June 30, 1998 was approximately $9.4 million lower than the $8.4 million in net income reported for the three months ended June 30, 1997.



                       Huntsman Polymers Corporation
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                (Name of Registrant as Specified in Charter)

 Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



 Date:  August 17, 1998                By: /s/ J. Kimo Esplin
                                          ------------------------------
                                               J. Kimo Esplin
                                               Senior Vice President and
                                               Chief Financial Officer